Exhibit 99.1

Cellectis Reports Financial Results for Second Quarter and First Six Months 2019

  FDA approved IND for UCARTCS1 – first allogeneic CAR T-cell product candidate in multiple myeloma (MM)
  Ongoing construction of in-house manufacturing facilities: IMPACT in Raleigh, NC and SMART in Paris, France
  Published novel manufacturing methods to improve allogeneic CAR T-cell safety and purity
  Published next generation CAR design with an embedded On/Off-Switch to increase safety for patients and extend manufacturing possibilities
  Cash position1 of $401 million as of June 30, 2019

NEW YORK--(BUSINESS WIRE)--August 6, 2019--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the three-month and six-month periods ended June 30, 2019.

“The first half of 2019 has seen continued execution of our strategy, with the approval of the Investigational New Drug (IND) application for our wholly-owned product candidate, UCARTCS1, targeting the validated target CS1/SLAMF7 in multiple myeloma. Building on our success with UCART19, an ALL target licensed to Servier and Allogene, this is the third wholly-owned Cellectis UCART product candidate to get clearance from the FDA to enroll patients in a Phase 1 clinical trial, after UCART123 in acute myeloid leukemia (AML) and UCART22 in B-cell acute lymphoblastic leukemia (B-ALL). Each of these three UCART product candidates has a differentiated target and we are eager to bring these therapies to patients,” said Dr. André Choulika, Chairman and CEO of Cellectis. “We have a robust manufacturing process to produce consistently high-quality cell doses and our entire team at Cellectis is excited to see these efforts bear fruit. Cellectis is laser-focused on pushing forward its pipeline and accelerating its momentum over the second half of this year.”

1 Cash position includes cash, cash equivalent, current financial assets and restricted cash

Second Quarter and First Six Months 2019 Highlights

Wholly-Owned Pipeline Updates

The Phase 1 dose-escalation clinical trial for UCART123 targeting acute myeloid leukemia (AML), will be conducted at Weill Cornell Medical Center (New York, USA), MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber Cancer Institute (Massachusetts, USA).

The Phase 1 dose-escalation clinical trial for UCART22 targeting B-cell acute lymphoblastic leukemia (B-ALL), will be conducted at MD Anderson Cancer Center (Texas, USA) and The University of Chicago Medicine Comprehensive Cancer Center (Illinois, USA).

The Phase 1 dose-escalation for UCARTCS1 targeting multiple myeloma, will be conducted at MD Anderson Cancer Center (Texas, USA) and Hackensack Meridian Health John Theurer Cancer Center (New Jersey, USA).

Partnered Pipeline Updates

In June 2019, Allogene announced the IND clearance for ALLO-715, our partnered allogeneic CAR T-cell program targeting B-cell maturation antigen (BCMA), in relapsed/refractory MM. The Phase 1 portion of this study, which will include the Allogene’s anti-CD52 antibody ALLO-647 as part of the lymphodepletion regimen, is expected to be initiated in the second half of 2019.

In April 2019, Allogene announced results from a preclinical study of our partnered allogeneic CART (AlloCAR T™) program targeting CD70, a cancer target that is expressed on both hematologic and solid tumor cells. The Anti-CD70 AlloCAR T™ could be optimized to eliminate both CD70 low and high expressing target cells, and manufactured in a large-scale process.

In January 2019, Allogene and Servier announced the IND clearance of ALLO-501 in patients with relapsed/refractory non-Hodgkin lymphoma (NHL). Allogene is the sponsor of the ALLO-501 program. UCART19 and ALLO-501 are being developed under a joint clinical development collaboration between Servier and Allogene, and are exclusively licensed to Servier from Cellectis. UCART19 and ALLO-501 utilize the TALEN® gene-editing technology pioneered and owned by Cellectis. ALLO-501 and UCART19 feature the same construct and editing but are manufactured using a different process. The UCART19 clinical program for the treatment of relapsed/refractory acute lymphoblastic leukemia (ALL) is sponsored by Servier. Allogene has exclusive rights to UCART19 and ALLO-501 in the United States, while Servier retains exclusive rights for all other countries.

Scientific Publications

In February 2019, we announced the publication of a study in The Journal of Biological Chemistry, identifying Granulocyte Macrophage Colony Stimulating Factor (GMCSF) secreted by Chimeric Antigen Receptor (CAR) T-cells as a key factor promoting cytokine release syndrome (CRS). The report leverages these findings to elaborate on an innovative engineering strategy that potentially paves the way for developing safer UCART products.

This publication is significant because Cellectis’ engineering strategy could circumvent toxic side effects such as CRS and neurotoxicity, thereby aiming to develop safer, yet equally potent, UCART product candidates in an effort to improve patients’ quality of life during treatment.

On July 8, 2019, we announced the publication of a study in BMC Biotechnology, a Springer Nature journal, which described and evaluated the development of the SWIFF-CAR, a CAR construct with an embedded on/off-switch, which enables tight control of the CAR surface presentation and subsequent cytolytic functions using a small molecule drug.

This publication represents a promising approach to further mitigate the potential toxicities that are associated with CAR T-cell administration in clinical settings and to improve the process of CAR T-cell production for specific target antigens.

General Meeting

On June 25, 2019, we held our Combined Shareholders Meetings at our headquarters in Paris, France. During this meeting, where more than 68% of voting rights were exercised, Resolutions 1 through 18, 23 and 24 were adopted. Resolutions 19 through 22 and Resolution 25 were rejected. For detailed results of the vote and resolutions, please visit our website.

Financial Results

The interim condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 69.1% stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q2 2019 and First Half 2019 financial results press release.

Second Quarter and First Half 2019 Financial Results

Cash: As of June 30, 2019, Cellectis, including Calyxt had $401 million in consolidated cash, cash equivalents, current financial assets and restricted cash of which $323 million are attributable to Cellectis on a stand-alone basis. This compares to (i) $425 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of March 31,2019 of which $340 million was attributable to Cellectis on a stand-alone basis and (ii) $453 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2018, of which $358 million were attributable to Cellectis on a stand-alone basis. This net decrease of $52 million for the six-month period ended June 30, 2019 primarily reflects $44 million in net cash flows used by operating activities, of which $28 million are attributable to Cellectis, and $5 million in acquisitions of property, plant and equipment. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash position as of June 30, 2019 will be sufficient to fund operations through 2021.

Revenues and Other Income: Consolidated revenues and other income were $3 million for the three months ended June 30, 2019 compared to $8 million for the three months ended June 30, 2018. Consolidated revenues and other income were $6 million for the six months ended June 30, 2019 compared to $16 million for the six months ended June 30, 2018. 89% of consolidated revenues and other income was attributable to Cellectis in the first half of 2019. This decrease of $10 million between the six months ended June 30, 2019 and 2018 was mainly attributable to a decrease in recognition of upfront payments already received and R&D cost reimbursements in relation to the therapeutic collaborations, and other income. That was partially offset by higher Calyxt revenues due to the commercialization of their first products, High Oleic Soybean Oil and High Oleic Soybean Meal.

R&D Expenses: Consolidated R&D expenses were $25 million for the three months ended June 30, 2019 compared to $18 million for the three months ended June 30, 2018. Consolidated R&D expenses were $40 million for the six months ended June 30, 2019 compared to $36 million for the six months ended June 30, 2018. 87% of consolidated R&D expenses was attributed to Cellectis in the first half of 2019. The $4 million increase between the six months ended June 30, 2019 and 2018 was primarily attributed to higher employee expenses by $2 million, higher social charges on stock option grants by $1 million, higher purchases and external by $3 million and higher other expenses by $3 million. This increase was partially offset by the reductions of non-cash stock-based compensation expenses by $5 million.

SG&A Expenses: Consolidated SG&A expenses were $12 million for the three months ended June 30, 2019 compared to $11 million for the three months ended June 30, 2018. Consolidated SG&A expenses were $23 million for the six months ended June 30, 2019 compared to $25 million for the six months ended June 30, 2018. 46% of consolidated SG&A expenses was attributed to Cellectis in the first half of 2019. The $2 million decrease between the six months ended June 30, 2019 and 2018 was primarily attributed to the reductions of non-cash stock-based compensation expenses by $4 million. This decrease was partially offset by higher employee expenses and higher social charges on stock option grants by $2 million.

Net Loss Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $33 million (or $0.79 per share) for the three months ended June 30, 2019, of which $27 million was attributed to Cellectis, compared to $7 million (or $0.17 per share) for the three months ended June 30, 2018, of which $4 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $49 million (or $1.15 per share) for the six months ended June 30, 2019, of which $37 million was attributed to Cellectis, compared to $32 million (or $0.83 per share) for the six months ended June 30, 2018, of which $24 million was attributed to Cellectis. This $16 million increase in net loss between the first half of 2019 and the corresponding prior-year period 2018 was primarily driven by a increase in operating losses of $10 million, of which $7 million was attributed to Cellectis, and a decrease in net financial gains of $6 million.

Adjusted Net Loss Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $28 million (or $0.65 per share) for the three months ended June 30, 2019, of which $23 million is attributed to Cellectis, compared to a net income of $1 million (or $0.03 per share) for the three months ended June 30, 2018, of which $4 million was attributed to Cellectis. The consolidated adjusted net loss attributable to shareholders of Cellectis was $39 million (or $0.91 per share) for the six months ended June 30, 2019, of which $31 million is attributed to Cellectis, compared to $13 million (or $0.32 per share) for the six months ended June 30, 2018, of which $7 million was attributed to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing on our cash spending at Cellectis for the remainder of 2019 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trials expenses of UCART123, UCART22 and UCARTCS1;
  Building our state-of-the-art manufacturing capabilities (IMPACT and SMART); and
  Strengthening our manufacturing and clinical departments, including hiring talented personnel.

Calyxt plans to focus its cash spending for the remainder of 2019 in the following areas:

  Continuing to drive the commercialization of its High Oleic Soybean products, including Calyno™ High Oleic Soybean Oil and High Oleic Soybean Meal;
  Supporting its innovative products pipeline; and
  Strengthening its commercial and general administrative support.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

As of
	December 31, 2018 Audited	June 30, 2019 Non Audited (*)

ASSETS
Non-current assets
Intangible assets	1 268	1 209
Property, plant, and equipment	10 041	12 320
Right-of-use assets	0	47 876
Other non-current financial assets	1 891	4 755
Total non-current assets	13 199	66 161

Current assets
Inventories	275	986
Trade receivables	2 971	2 990
Subsidies receivables	17 173	21 335
Other current assets	15 333	16 495
Cash and cash equivalent and Current financial assets	451 889	397 356
Total current assets	487 641	439 163
TOTAL ASSETS	500 840	505 323

LIABILITIES
Shareholders’ equity
Share capital	2 765	2 766
Premiums related to the share capital	828 525	834 830
Currency translation adjustment	(16 668)	(18 903)
Retained earnings	(326 628)	(406 078)
Net income (loss)	(78 693)	(48 791)
Total shareholders’ equity - Group Share	409 301	363 824
Non-controlling interests	40 970	41 284
Total shareholders’ equity	450 272	405 108

Non-current liabilities
Non-current lease debts	1 018	45 710
Non-current provisions	2 681	2 684
Total non-current liabilities	3 699	48 394

Current liabilities
Current lease debts	333	2 104
Trade payables	15 883	19 760
Deferred revenues and deferred income	20 754	20 385
Current provisions	1 530	2 928
Other current liabilities	8 369	6 643
Total current liabilities	46 869	51 821
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	500 840	505 323

(*) The 2019 Interim Condensed Consolidated Financial Statements have been prepared according to the new IFRS 16 “Leases” standard with a new “right-of-use assets” category and an implied significant increase of “lease debts” compared to the previous period (see note 2.2 for discussion of the application of IFRS 16 “Lease” at January 1, 2019).

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Second quarter
(unaudited)
($ in thousands, except per share data)

For the three-month period ended June 30,
	2018	2019

Revenues and other income
Revenues	5 049	1 152
Other income	3 295	1 780
Total revenues and other income	8 343	2 932
Operating expenses
Cost of revenue	(559)	(815)
Research and development expenses	(18 042)	(25 421)
Selling, general and administrative expenses	(11 248)	(11 818)
Other operating income (expenses)	(189)	(3)
Total operating expenses	(30 039)	(38 058)

Operating income (loss)	(21 696)	(35 126)

Financial gain (loss)	11 958	(1 512)

Net income (loss)	(9 738)	(36 637)
Attributable to shareholders of Cellectis	(7 256)	(33 447)
Attributable to non-controlling interests	(2 482)	(3 190)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.17)	(0.79)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.17)	(0.79)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – First six months
(unaudited)
($ in thousands, except per share data)

For the six-month period ended June 30,
	2018	2019

Revenues and other income
Revenues	11 076	2 188
Other income	5 340	4 172
Total revenues and other income	16 417	6 360
Operating expenses
Cost of revenue	(1 138)	(1 403)
Research and development expenses	(36 441)	(39 987)
Selling, general and administrative expenses	(25 224)	(23 309)
Other operating income (expenses)	(171)	29
Total operating expenses	(62 975)	(64 670)

Operating income (loss)	(46 558)	(58 310)

Financial gain (loss)	10 040	3 849

Net income (loss)	(36 518)	(54 461)
Attributable to shareholders of Cellectis	(32 422)	(48 791)
Attributable to non-controlling interests	(4 096)	(5 670)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.83)	(1.15)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.83)	(1.15)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Second quarter
(unaudited) - ($ in thousands)

	For the three-month period ended June 30, 2018			For the three-month period ended June 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	194	4 855	5 049	407	745	1 152
External other income	-	3 295	3 295	62	1 717	1 780
External revenues and other income	194	8 150	8 343	469	2 462	2 932
Cost of revenue	3	(562)	(559)	(302)	(513)	(815)
Research and development expenses	(1 802)	(16 241)	(18 042)	(3 269)	(22 151)	(25 421)
Selling, general and administrative expenses	(3 757)	(7 491)	(11 248)	(6 480)	(5 338)	(11 818)
Other operating income and expenses	21	(211)	(189)	16	(20)	(3)
Total operating expenses	(5 534)	(24 504)	(30 039)	(10 035)	(28 023)	(38 058)
Operating income (loss) before tax	(5 341)	(16 354)	(21 696)	(9 566)	(25 560)	(35 126)
Financial gain (loss)	(64)	12 022	11 958	133	(1 645)	(1 512)
Net income (loss)	(5 405)	(4 332)	(9 738)	(9 432)	(27 205)	(36 637)
Non controlling interests	2 482	-	2 482	3 190	-	3 190
Net income (loss) attributable to shareholders of Cellectis	(2 923)	(4 332)	(7 256)	(6 242)	(27 205)	(33 447)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	183	4 274	4 457	10	2 934	2 945
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	318	3 733	4 051	1 657	1 309	2 966
Adjustment of share-based compensation attributable to shareholders of Cellectis	501	8 007	8 508	1 667	4 243	5 910
Adjusted net income (loss) attributable to shareholders of Cellectis	(2 422)	3 675	1 252	(4 575)	(22 962)	(27 537)
Depreciation and amortization	(213)	(428)	(642)	(386)	(1 300)	(1 687)
Additions to tangible and intangible assets	492	83	575	822	2 116	2 938

Net cash used in operating activities	(2 263)	(10 281)	(12 544)	(6 535)	(14 680)	(21 215)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – First six-months Quarter
(unaudited) - ($ in thousands)

	For the six-month period ended June 30, 2018			For the six-month period ended June 30, 2019
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	207	10 869	11 076	566	1 623	2 188
External other income	-	5 340	5 340	125	4 047	4 172
External revenues and other income	207	16 209	16 417	691	5 669	6 360
Cost of revenue	(1)	(1 137)	(1 138)	(337)	(1 066)	(1 403)
Research and development expenses	(3 360)	(33 081)	(36 441)	(5 300)	(34 688)	(39 987)
Selling, general and administrative expenses	(9 382)	(15 842)	(25 224)	(12 542)	(10 767)	(23 309)
Other operating income and expenses	(21)	(150)	(171)	20	9	29
Total operating expenses	(12 764)	(50 211)	(62 975)	(18 158)	(46 511)	(64 670)
Operating income (loss) before tax	(12 557)	(34 002)	(46 558)	(17 468)	(40 842)	(58 310)
Financial gain (loss)	83	9 957	10 040	347	3 502	3 849
Net income (loss)	(12 474)	(24 044)	(36 518)	(17 121)	(37 340)	(54 461)
Non controlling interests	4 096	-	4 096	5 670	-	5 670
Net income (loss) attributable to shareholders of Cellectis	(8 377)	(24 044)	(32 422)	(11 451)	(37 340)	(48 791)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	535	8 554	9 089	592	3 294	3 886
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2 480	8 177	10 657	3 215	3 008	6 223
Adjustment of share-based compensation attributable to shareholders of Cellectis	3 015	16 730	19 746	3 808	6 302	10 109
Adjusted net income (loss) attributable to shareholders of Cellectis	(5 362)	(7 314)	(12 676)	(7 643)	(31 039)	(38 682)
Depreciation and amortization	(371)	(900)	(1 271)	(758)	(2 457)	(3 215)
Additions to tangible and intangible assets	620	631	1 251	1 172	3 425	4 597

Net cash used in operating activities	(8 828)	(23 695)	(32 523)	(15 870)	(27 743)	(43 613)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Second quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month period ended June 30,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(7 256)	(33 447)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	8 508	5 910
Adjusted net income (loss) attributable to shareholders of Cellectis	1 252	(27 537)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	0.03	(0.65)

Weighted average number of outstanding shares, basic (units) (1)	42 216 910	42 440 469

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	0.03	(0.65)

Weighted average number of outstanding shares, diluted (units) (1)	42 482 374	42 455 738
(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First six-months
(unaudited)
($ in thousands, except per share data)

	For the six-month period ended June 30,
	2018	2019

Net income (loss) attributable to shareholders of Cellectis	(32 422)	(48 791)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	19 746	10 109
Adjusted net income (loss) attributable to shareholders of Cellectis	(12 676)	(38 682)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.32)	(0.91)

Weighted average number of outstanding shares, basic (units) (1)	39 125 546	42 435 269

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.32)	(0.91)

Weighted average number of outstanding shares, diluted (units) (1)	39 722 178	42 450 114
(1)

When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 19 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its proprietary gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Media:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

16